07005551

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67171

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/17/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NY Credit Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 1159
(No. and Street)

New York, (City) New York (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Edward Santoro (212) 792-7887
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR ... 2007 ... 202

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Santoro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NY Credit Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public 2/16/07

DAVID C. LOWERY
Notary Public, State of New York
No. 01LO6141114
Qualified In Nassau County
Commission Expires February 13, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Members of
NY Credit Securities, LLC

We have audited the accompanying statement of financial condition of NY Credit Securities, LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NY Credit Securities, LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 23, 2007

road Street
Floor
York, NY 10004
12.422.1000
12.422.0144
ww.grantthornton.com

Thornton LLP
ember of Grant Thornton International

NY Credit Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

Assets	
Cash and cash equivalents	$23,199
Total assets	$23,199
Liabilities and members' equity	
Liabilities	
Due to affiliate	$ 1,250
Accrued expenses	3,338
Total liabilities	4,588
Members' equity	18,611
Total liabilities and members' equity	$23,199

The accompanying notes are an integral part of this statement.

NY Credit Securities, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2006

NOTE A - ORGANIZATION

NY Credit Securities, LLC (the "Company") is a limited liability company established in the state of Delaware. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company received NASD approval on May 17, 2006 to commence business. The Company does not carry securities accounts for customers or perform custodial services and accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Basis of Presentation*

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

2. *Cash and Cash Equivalents*

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash in bank which is primarily held at one financial institution and at times may exceed federally insured limits.

3. *Organization Costs*

In connection with the Company's formation, the Company incurred legal and other costs of $23,602 which were expensed in 2006.

4. *Net Income and Loss Allocation*

Net income and losses of the Company are allocated to the members in accordance with the provisions of the limited liability company agreement.

5. *Use of Estimates*

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

NOTE C - INCOME TAXES

The Company is not subject to U.S. Federal or state income taxes. Such taxes are the responsibility of the individual members. However, certain aspects of the Company's business are subject to New York City unincorporated business tax. For the period from May 17, 2006 (commencement of operations) to December 31, 2006, the Company did not incur such tax.

NOTE D - MEMBER'S EQUITY

For the period ended December 31, 2006, the Company received an aggregate of $88,228 in capital contributions and transfer from its members.

NOTE E - RELATED PARTY TRANSACTIONS

The Company and NY Credit Advisors, LLC ("Advisors") are owned by the same members with different ownership interests. Advisors will assist the Company in operating its business by providing advisory services through a cost sharing agreement. Under the agreement, the Company will pay a management fee to reimburse Advisors for a portion of overhead and office expenses. This fee is only payable if the Company has sufficient revenue to cover the applicable expenses; otherwise, such fee payable shall be forgiven by Advisors and will be considered capital contributions. The Company generated no revenue for the period from May 17, 2006 (commencement of operations) to December 31, 2006, and therefore, the management fee was forgiven in the form of a capital contribution. Total management fee forgiven was $38,163.

Due to affiliate is comprised of payments made on behalf of the Company during the period primarily for setup expenses. Such amounts are noninterest-bearing and are intended to be repaid by the Company.

NOTE F - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, NY Credit Securities, LLC is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2006, the Company had net capital of $18,611, which was $13,611 above its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.25 to 1 at December 31, 2006.

NOTE G - SUBSEQUENT EVENTS

The Company has requested approval from the NASD to reorganize its ownership structure in connection with the proposed public offering of NY Credit Trust ("Trust"). Trust and NY Credit Operating Partnership, LP ("Partnership") are owned by the same members. Under the current ownership structure, the members have direct interests in the Company. In connection with the reorganization, the members will receive consideration (in the form of operating partnership units or cash from Trust and Partnership) in exchange for their interests in the Company. Under the new ownership structure, the Company will then be owned 75.1% by Trust and 24.9% by Partnership.

On February 23, 2007, Advisors, on behalf of its members, made a cash capital contribution of $25,000 to the Company.

END